UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For July 14, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Harmony group achieves fatality free quarter and exceeds annual production guidance

Johannesburg, Friday, 14 July 2017. Harmony Gold Mining Company Limited (Harmony) is pleased to announce that Harmony’s South African and Papua New Guinean operations achieved a milestone fatality free quarter during the June 2017 quarter.

Gold production for the 30 June 2017 financial year is estimated to be 1.088 million ounces, which exceeds production guidance of 1.05 million ounces. Underground recovered grade increased for a fifth consecutive year to 5.07g/t.

“We will continue to focus on increasing cash margins through safe, predictable and profitable production” said Peter Steenkamp, chief executive officer of Harmony.

Harmony will announce its operating and financial results for the year ended 30 June 2017 on Thursday 17 August 2017, during a live presentation at the Hilton Hotel, Sandton, at 9am SA time. For webcast and dial-in information on the day, please refer to www.harmony.co.za/investors.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498(mobile)

Or

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 082 888 1242(mobile)

14 July 2017

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 14, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director